EXHIBIT 99.1

FIGHTING AGAINST FORCED LABOUR AND CHILD

LABOUR IN SUPPLY CHAINS REPORT

Financial year ended December 31, 2024

Fighting Against Forced Labour and Child Labour Report

Table of Contents

INTRODUCTION.	3

ABOUT AMERICAS GOLD AND SILVER.	3

Company Structure.	3

Our Operations.	4

Our workforce, our people.	5

Our Activities.	6

Supply Chains.	6

Policies and Due Diligence.	8

Existing Guiding Policies.	8

RISK ASSESSMENT & MONITORING.	10

Suppliers.	10

POTENTIAL RISKS IN OUR OPERATIONS AND SUPPLY CHAINS.	10

Potential Risks in Our Operations.	10

Potential Risks in Our Supply Chain.	11

TRAINING AND REPORTING CONCERNS.	11

STEPS, MEASURES TAKEN AND EFFECTIVENESS.	12

CONCLUSION.	14

BOARD OF DIRECTORS APPROVAL AND ATTESTATION.	14

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Fighting Against Forced Labour and Child Labour Report

INTRODUCTION

Americas Gold and Silver Corporation ("AGSC") (Business number 143042281) has prepared this second joint report (the "Report") pursuant to Section 11 of the Fighting Against Forced Labour and Child Labour in Supply Chains Act, SC 2023, c 9 (the "Act"). The Report relates to the period from January 1, 2024 to December 31, 2024 (the "Reporting Period").

This Report is made on behalf of AGSC, U.S. Silver & Gold Inc., U.S. Silver Corporation, and Platte River Gold Inc. (collectively, the “Americas Reporting Entities”, and with all of AGSC’s subsidiaries, “Americas”, “Company”, “we”, “our”, or “us”).

The Report1 describes the steps we have taken throughout the Reporting Period as part of our commitment to enhance transparency in our supply chains by outlining the steps taken during the 2024 financial year to identify, prevent and reduce the risk that forced labour or child labour ("modern slavery") is used at any step of the production of goods in Canada or elsewhere, or of goods imported into Canada. This has been done in accordance with the reporting criteria outlined in sections 11(1) and 11(3) of the Act.

Neither AGSC nor any of its subsidiaries reports under similar legislation in any other jurisdiction.

ABOUT AMERICAS GOLD AND SILVER

Company Structure

Americas Gold and Silver was incorporated as Scorpio Mining Corporation (“Scorpio Mining”) pursuant to articles of incorporation dated May 12, 1998, under the Canada Business Corporations Act with authorized share capital of an unlimited number of common shares (the “Common Shares”). On December 23, 2014, a merger of equals transaction between Scorpio Mining and U.S. Silver & Gold Inc. (“U.S. Silver”) was completed to combine their respective businesses pursuant to section 182 of the Business Corporations Act (Ontario). Following the merger of equals, the combined Company changed its name to Americas Silver Corporation (“Americas Silver”) by way of articles of amendment dated May 19, 2015. On April 3, 2019, Americas Silver completed its acquisition of Pershing Gold Corporation (“Pershing Gold”) pursuant to a plan of merger under Nevada law (the “Pershing Gold Transaction”). Following the completion of the Pershing Gold Transaction, the Company changed its name to Americas Gold and Silver Corporation pursuant to articles of amendment dated effective September 3, 2019.

The Company is a reporting issuer in each of the provinces of Canada. The Common Shares trade on the Toronto Stock Exchange (the “TSX”) under the symbol “USA” and on the NYSE American under the symbol “USAS”. AGSC is headquartered in Toronto, Ontario and operates through its subsidiaries in Mexico and the United States of America.

On November 11, 2024, the Company announced that Mr. Paul Andre Huet was appointed Chief Executive Officer of Americas Gold and Silver Corporation. Mr. Huet is focused on building a strong, experienced technical team along with the reconstituted as of December 2024 Board of Directors.

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1 Americas Gold and Silver Corporation has prepared this Report based on information available to it at the time of preparation. This Report contains forward-looking statements relating to AGSC’s policies and practices with respect to forced labour and child labour risk management, including statements of current intention and expectation and statements of opinion. AGSCs actual results and future events could differ materially from those anticipated because of the factors discussed in the "Risk Factors" section in AGSC’s Annual Information Form, which is available on our website here or on SEDAR+. Except as required by applicable laws or regulations, AGSC does not undertake to publicly update or review any forward-looking statements.

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Fighting Against Forced Labour and Child Labour Report

The following chart (Figure 1) illustrates the organizational structure of AGSC’s subsidiaries as of the filing day of this Report.

Figure 1. Americas Gold and Silver Corporation’s organizational structure.

Our Operations

The Company is a silver-focused producer with two operations in the world's leading silver mining regions: the Galena Complex in Idaho, USA and the Cosalá Operations in Sinaloa, Mexico. The Company also owns Relief Canyon mine (“Relief Canyon”) which is currently on care and maintenance in Nevada, USA.

In Mexico, the Cosalá Operations are located in the east-central portion of the state of Sinaloa consisting on the San Rafael mine, the Los Braceros processing plant and tailings storage facility, the EC120 Project, and the past producing Nuestra Señora mine. The Cosalá Operations are 100% owned and operated by AGSC subsidiaries, Minera Platte River Gold S. de R.L. de C.V., and Minera Cosalá S.A. de C.V.

In the United States, the Company owns and operates the Galena Complex located in the eastern part of the Coeur d’Alene Mining district, one of the preeminent silver, lead and zinc producing areas in the world, near the base of the panhandle of northern Idaho.

The Galena Complex consists of the Galena mine, the Galena processing plant, the Osburn tailings impoundment, the idle Coeur mine and Coeur processing plant (currently on care and maintenance) and the Caladay exploration property. Americas owns and operates the Galena Complex through its wholly owned subsidiary, U.S. Silver Idaho Inc.

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Fighting Against Forced Labour and Child Labour Report

Americas also owns the Relief Canyon mine in Nevada, U.S.A., which currently has suspended operations due to technical issues. The Relief Canyon mine is owned through a wholly owned subsidiary, Pershing Gold Corporation.

See Figure 2 below for a better understanding of the location and stage of Americas’ properties in Mexico and the United States.

Figure 2. Location of Americas Gold and Silver Corporation’s properties.

Our workforce, our people

AGSC believes in the shared value of our operations. During the Reporting Period, we had a total of approximately 645 employees at our operations. The representation of women in our ranks, although still modest at 8%, aligns with mining industry averages and we are committed to continue to strive improving gender diversity in our operations.

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Fighting Against Forced Labour and Child Labour Report

The Company prioritizes hiring local talent to promote economic development in the communities where it operates. External recruitment is limited to specialized roles not available locally. By offering stable jobs with competitive salaries and comprehensive benefits, we are not only generating a positive economic impact in the communities in which we operate but this also allow our employees and their families to improve their living conditions, thus counteracting the poverty and deficiency of opportunities that characterize many rural areas in Mexico.

For our operations in Mexico, our employees receive a living wage and comprehensive benefits that exceed regional and industry standards. Providing a secure, above-average living wage is key in our efforts to reduce poverty and inequality. Employees at the Company’s Mexican operations receive an income comprised of:

•	Base salary;
•

Legal benefits, which include social welfare, housing (INFONAVIT), and participation in the Company’s profits and pension plan established according to Mexican regulations and additional benefits, which may consist of personal life insurance, medical insurance, saving funds, transportation, and technical training in an environment that promotes health and safety.

At the Galena Complex in the U.S.A., our workforce’s compensation includes the following:

•	Base salary
•	All their legal benefits and additional benefits such as personal life insurance, medical insurance, 401k Savings Plan, Flex Plan, employee assistance program, and medical, to name a few.

Our Activities

As a precious metals producer, the Company is engaged in the evaluation, acquisition, exploration, development and operation of precious metals and polymetallic mineral properties, primarily those already producing or with the potential for near term production and our production activities are located in Idaho, U.S.A. and Sinaloa, Mexico. A. Nearly all of Americas’ assets are located outside of Canada.

Consistent with our first Report, no development or production activities occur in Canada or are undertaken directly by the Americas Reporting Entities.

Supply Chains

The Company engages with a diverse range of suppliers, including those providing mining equipment, chemicals and other essential materials and parts from within different mining stages, including raw material extraction, processing and distribution of silver products.

Knowing that our supply chains extend across multiple jurisdictions, the Company is mindful of the importance of emphasizing our expectation that our suppliers adhere to ethical labour practices and the regulations of the country they operate as minimum. As stated in our first Report, AGSC and the Americas Reporting Entities do not directly carry out operating activities, therefore the Company didn’t have any material suppliers in the Reporting Period.

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Fighting Against Forced Labour and Child Labour Report

From the information gathered from the Reporting Entities, AGSC sources products and components from approximately 687 suppliers domestically and internationally.

In 2024, the Cosalá Operations purchased products from 337 suppliers. The suppliers were based in Mexico, Canada and the United States, with Mexico as the country where the vast majority of the products came from.

The Galena Complex purchased from more than 350 suppliers based in Canada, the United States and the U.K. The vast majority of the Galena purchases came from United States (see Figure 3 below).

Figure 3. The map represents the countries where the majority of the Cosalá Operations and the Galena Complex purchased products came from during the Reporting Period indicating the number/percentage of products purchased per country.

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Fighting Against Forced Labour and Child Labour Report

MANAGING OUR FORCED LABOUR AND CHILD LABOUR RISKS

In this section, we describe the current actions taken to identify, monitor, and address human rights risks and the future steps the Company will be taking to address this matter.

Policies and Due Diligence

Americas takes a global, company-wide approach to its modern slavery compliance and has a zero-tolerance approach towards any form of modern slavery, human trafficking, forced or involuntary labour and child labour. Americas promotes sustainability across all levels of its operations. Our ability to identify and manage material risks and opportunities is at the forefront of our beliefs as a company that remains responsible to the communities in which we operate. Our approach to sustainable development is designed to provide long-term positive contributions, meet our ongoing commitments to our local communities over time, and reflect our corporate initiatives for responsible operations.

Americas is convinced that to operate effectively and ethically it is essential to adopt principles based on respect for human and labor rights, which guide the management of our employees and our corporate culture.

Certain policies and procedures discussed in this Report apply to all entities in the Americas organization, although each of Americas’ mining operations maintain site-specific policies and procedures related to their respective supply chains.

We reject any action that may cause discrimination, including race, religion, sex, nationality, age, sexual orientation, disability or any other category protected by applicable laws and regulations.

Through the adoption of Company policies, the Americas Reporting Entities reinforce their commitment to human rights and the fight against discrimination in all its forms. We are convinced that a respectful and dignified work environment is essential to the sustainability and success of the Company.

Existing Guiding Policies

Our policies, publicly available in our website, are designed to provide guidance to our workforce to recognize ethical matters, promote fair and equitable employment through the hiring process, promotion, compensation, termination and corrective measures. Americas does not tolerate any discrimination or harassment, and strives to ensure our employees feel comfortable raising any concerns they may have with senior members of the team. Our commitment to respect and dignity in the workplace is also reflected in our approach to equal opportunities for our collaborators.

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Fighting Against Forced Labour and Child Labour Report

Some of our relevant Company Policies are as follows:

Code of Business Conduct and Ethics

The Code of Business Conduct and Ethics (the “Code”) applies to AGSC and all its subsidiaries, including the Americas Reporting Entities. The Code was designed to, among other things:

- Promote compliance with applicable laws, rules and regulations;

- Promote the prompt internal reporting to an appropriate person of violations of this Code and provide mechanisms to report any illegal or unethical conduct; and

- Provide guidance to employees and consultants to help them recognize and deal with ethical issues.

Americas is committed to providing a healthy and safe workplace in compliance with applicable laws, rules and regulations. Company personnel are expected to be aware of the safety issues and policies that affect their job, other Company personnel and the community in general. Managers, upon learning of any circumstance affecting the health and safety of the workplace or the community, are expected act immediately to address the situation. We expect Company personnel to comply with all applicable policies and procedures in place from time-to-time and immediately advise their managers of any workplace injury or any circumstance presenting a dangerous situation to them, other co-workers or the community in general, so that timely corrective action can be taken.

The full text of our Code of Business Conduct and Ethics is available on the Company’s website https://americas-gold.com/.

Whistleblower Policy

Our whistleblower policy applies to all Americas entities, including their respective employees, officers, directors, and third parties.

The purpose of this policy is also to state clearly and unequivocally that the Company prohibits discrimination, harassment and/or retaliation against any Company personnel who:

- Legitimately and in good faith report complaints regarding reportable activities, including but not limited to violations of: employment or labour laws; laws regarding the environment, health and safety; securities laws; laws regarding fraud; the rules or regulations of applicable securities regulatory authorities and the rules of any stock exchange on which securities of the Company may be listed from time to time; any provision of law relating to fraud against shareholders; or the commission or possible commission of a criminal offence;

The full text of our Whistleblower Policy is available on the Company’s website https://americas-gold.com/.

Diversity Policy

The Diversity Policy emphasizes the importance of incorporating a broad range of perspectives and experiences in our Board of Directors and Named Executives Officers. The Policy acknowledges that diversity enhances decision-making, leadership quality, and overall corporate performance. It encourages appointments based on diversity, competence, and qualifications, while also ensuring the Company remains forward-looking in its leadership by welcoming new insights, especially in the context of the evolving mining industry and global marker. The Compensation and Corporate Governance Committee is responsible for monitoring and reviewing the policy’s effectiveness, promoting compliance with governance standards, and reporting progress to the Board.

The full text of our Diversity Policy is available on the Company’s website https://americas-gold.com/.

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Fighting Against Forced Labour and Child Labour Report

Other Company Policies applied at the Corporate level and by the Reporting Entities include Corporate Disclosure and Securities Trading Policy, Majority Voting Policy, Incentive Compensation Recovery Policy; Drug and Alcohol Policy; Attendance at Work Policy.

RISK ASSESSMENT & MONITORING

AGSC recognizes the critical role of suppliers and expects compliance with relevant laws and regulations. The Company also expects exemplary behaviour based on the principles established by the Code.

Suppliers

At Americas, we expect our suppliers to comply with the law and regulations the same way we do in the countries where we operate.

Some of the steps taken by Americas regarding supplier compliance were:

•	Advising suppliers of, and expecting suppliers to adhere to, the Code; and
•	Advising suppliers of our Whistleblower Policy.

The Company is currently reviewing its internal policies and may put in place additional mechanisms to reduce the risk of modern slavery in our supply chains.

As part of our commitment to human rights protection, we expect to establish steps to implement monitoring, auditing and verification mechanisms at the Cosalá Operations and the Galena Complex, to reduce the risk of modern slavery.

AGSC expects to have further mechanisms in place before the end of this year.

At the time of the publication of this Report, the Americas Reporting Entities have not received any complaints or claims of modern slavery in their operations or against their suppliers.

POTENTIAL RISKS IN OUR OPERATIONS AND SUPPLY CHAINS

Potential Risks in Our Operations

The Company considers the risk of modern slavery occurring within our operations to be low after considering the nature of our operations as well as the policies, regulation and internal procedures that govern Americas day-to-day operations and employment relationships.

From a geographical risk perspective, approximately 50% of Americas’ workforce is located in Canada and the United States, with the majority of the US workforce represented by a labour union under a collective bargaining agreement. These two countries have a low prevalence of child and forced labour, low risk of vulnerability to child and forced labour, and fairly robust governmental responses addressing child and forced labour.2

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2 See Walk Free, Global Slavery Index 2025, available here: Canada: Freedom in the World 2025 Country Report | Freedom House and United States: Country Profile | Freedom House

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Fighting Against Forced Labour and Child Labour Report

The remaining approximately 50% of Americas’ workforce is located in Mexico and mainly comprised of skilled tradespeople who are paid above-average wages. 100% of Americas’ workers in Mexico have full-time contracts and the majority are represented by a labour union under a collective bargaining agreement.

Potential Risks in Our Supply Chain

The Company recognizes that the risks of modern slavery are inherent to all supply chains, including those in our Reporting Entities who rely on the Company’s policies to identify and reduce these risks. We also expect exemplary behaviour from our national and international suppliers.

As a company that strives to create a safe, respectful, and diverse work environment, we are proud to report that as of the end of 2024:

•	The Company provided a secure and well-paid job for approximately 645 workers;
•	We offered extensive training to our employees to protect their health & safety on site; and
•	We recognize the importance of our employees' families and facilitate healthy recreation activities for family integration.
•	No whistleblower report was filed against the Company, its staff, service providers or management.

While no unique risks of modern slavery that relate to our operations or supply chains have been identified, the modern slavery risks applicable to the Americas Reporting Entities are general in nature.

Further, AGSC and its Reporting Entities are aware of their human rights responsibilities and are proud to report that consistent with our first Report, during this Reporting Period, we are not aware of and have not received any reports of modern slavery in our operations or supply chains. Accordingly, no steps were required to remediate child or forced labour, or the loss of income associated with remediation efforts.

TRAINING AND REPORTING CONCERNS

Employees of Americas, including the employees of the Americas Reporting Entities, receive training in environmental obligations, health and safety and industrial matters, union rights and labour rights and other relevant topics in the industry.

During the Reporting Period there was no specific training regarding modern slavery but the workforce forming the Cosalá operations received training regarding child rights. The Company expects to provide the training with a focus on child and forced labour before the end of 2025.

Americas’ employees are not expected to always know what to do in every situation. However, employees are encouraged to seek help if something is unclear or causes concern and must speak up if they see or suspect conduct that creates the risk of a legal or ethical violation. Employees are reminded by local management that they can always reach out directly to an immediate supervisor or go up the ladder to bring an issue to the Company’s attention. Additionally, employees are reminded they can report any concerns they may have anonymously through the Company’s whistleblower reporting agent at www.americasgold.ethicspoint.com.

Any Company personnel or other stakeholder who legitimately and in good faith believes that he or she has been the subject of any conduct that is, or may reasonably be thought to be, prohibited by this Policy is strongly encouraged to report immediately the facts forming the basis of that belief or knowledge through the protocol set out in the policy.

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Fighting Against Forced Labour and Child Labour Report

Any Company personnel who receive such a complaint or witnesses any conduct that they legitimately and in good faith believe is, or may reasonably be thought to be, prohibited by this Policy should immediately report that conduct through the protocol set out in the policy.

Company personnel or other stakeholders may make a report under this procedure in one of the following ways:

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Bringing the matter to the attention of an immediate supervisor or if not possible or if this does not resolve the matter, then up the chain of management within the Company (any supervisor receiving such a report is instructed to immediately bring the matter to the attention of AGSC’s General Counsel);

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If reporting to an immediate supervisor or management is not possible in the circumstances or Company personnel are not comfortable reporting a complaint or concern to his or her direct supervisor in accordance with the first option, then they can bring the matter directly to the attention of the General Counsel.

The General Counsel or his designate will then, if appropriate, report the matter to the attention of the Chair of the Compensation and Corporate Governance Committee (“C&CG Committee”) for matters relating to a violation of the Code or the Chair of the Audit Committee for matters relating to financial disclosures, accounting, internal accounting controls or auditing matters; or

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If the complaint relates to the conduct of the Company’s senior management team or in the case that reporting through the channels above is otherwise not possible or appropriate in the circumstances then such matter should be reported directly to either the chairman of the C&CG Committee or Audit Committee, as applicable. They can be reached through the Company’s whistleblower reporting agent, EthicsPoint at www.americasgold.ethicspoint.com or the hotline numbers as mentioned above.

Upon receipt of a complaint alleging a reportable activity the process includes a process for the General Counsel, Chair of the C&CG Committee, Audit Committee or designee, to make a determination as to whether a reasonable basis exists for commencing an investigation into the reportable activity alleged in the complaint. In the event that a reasonable basis for investigation is established then the process includes a process to implement an investigation of the allegations.

STEPS, MEASURES TAKEN AND EFFECTIVENESS

Company personnel are expected to comply in good faith at all times with all applicable laws, rules and regulations and all other policies and procedures applicable to them that are adopted by the Company from time to time.

The Company has certain measures in place to prevent and reduce the risk that forced labour or child labour is used in our business operations and supply chains, as discussed in this Report. Examples of how Americas measures effectiveness include (i) reviewing its policies annually, and (ii) the tracking the reports received pursuant to the Whistleblower Policy. We may consider implementing additional processes, where applicable, to assess the effectiveness of the measures taken to prevent and reduce the risks of forced labour and child labour in our supply chains and operations.

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Fighting Against Forced Labour and Child Labour Report

While this is a work in progress, some of the Company’s steps taken during the Reporting Period are the following ones:

Item	Steps taken/Measures	Effectiveness
Annual Acknowledgments.	Company staff is given, annually, the Company’s policies to confirm they have acquired sufficient knowledge of the area relating to their particular duties and the global Company’s Policies.	This measure will help the Company verify employees are aware of the Policies and the steps they need to take in case they need to file a Report or take any specific actions.
Employees onboarding

As part of the onboarding session, the new employees are provided with the Company Policies and also receive mine safety and health training when joining the workforce and monthly thereafter along with apprenticeship programs.

This step will help guarantee the new additions are aware of the Policies and rules.
Current service agreements	Most of the supplier’s service agreement contains a paragraph that points the supplier commitment to accomplish the social security, fiscal and health law.

They must give evidence that their workers are registered in the government agency.

In the contracts made with suppliers, mainly for services, there is a paragraph that states the supplier commitment to comply wit the law and to provide evidence that their workers are registered in the government agency.

Updates in service providers agreements	The Company is actively working on drafting a clause to include in the services and procurement contracts, stating that the Company must adhere to the Company’s Code of Conduct.	This measure will help us verify the service providers are aware of the Policies and will allow us to monitor the service provider.
Supplier Code of Conduct Policy	The Company started working on a Supplier Code of Conduct Policy which should be ready and implemented before the end of this year.
Children Rights Training	This training session, took place during 2024 at the Cosalá Operations.

This first session provided basic information on children’s right in Mexico and abroad. The Company expects this session to be held annually and to include a section on identifying and fighting against forced labour and child labour.

Harassment and Equal Opportunity	This training sessions, took place during 2024 at the Galena Complex.	These sessions provided information on harassment at work and how to report it; an equal opportunity training was also provided during the Reporting Period.

Subsequent to the Reporting Period for this Report, AGSC created the corporate position of Vice President of Sustainability and Communications (“VP Sustainability”). In part, the VP Sustainability is responsible for introducing corporate-wide sustainability initiatives aimed at guiding the corporation in a socially and environmentally responsible manner, ensuring compliance with ESG-related regulations and commitments. This initiative is viewed as a major step towards achieving alignment with our peers in the mining industry.

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Fighting Against Forced Labour and Child Labour Report

CONCLUSION

Americas Gold and Silver Corporation is proud to report that it has not identified any instances of forced or child labour in our operations during the Reporting Period. The Company and its Reporting Entities are committed to upholding the highest standards of ethical conduct and preventing and reducing the risk that forced and child labour are not present in our operations and supply chains. The Company will continue to monitor, assess and improve our practices to prevent and reduce these risks.

AGSC is committed to taking the necessary actions to verify the compliance measures that are designed to prevent and reduce the risk of modern slavery are properly carried out and, where appropriate, implementing measures to assess the effectiveness of any of our processes. The Company will remain vigilant and committed to continuous improvement.

BOARD OF DIRECTORS APPROVAL AND ATTESTATION

This Report was Approved by the Board of Directors of Americas Gold and Silver Corporation, pursuant to section 11(4)(b)(ii) of the Act.

I have the authority to bind Americas Gold and Silver Corporation, U.S. Silver & Gold Inc., U.S. Silver Corporation, and Platte River Gold Inc.

/s/ Paul Andre Huet

Paul Andre Huet

Chief Executive Officer, Americas Gold and Silver Corporation

Date: May 27, 2025.

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